Exhibit 99.1

ZenaTech's Drone as a Service Closes 26th Acquisition of an Ohio-based Land Surveying Company Licensed in Four States

First location based in Ohio and the 12th U.S. state expands DaaS to additional construction, infrastructure, energy and public works customer opportunities

Vancouver, British Columbia, (July 23, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has completed the acquisition of Dayton, Ohio-based BA Land Professionals LLC, a surveying firm licensed to operate in Ohio, Kentucky, Tennessee and North Carolina. The acquisition marks ZenaTech's 26th Drone as a Service acquisition to date and first location in Ohio, also further expanding the Company's U.S. footprint to 12 states covering the construction, infrastructure, energy and public works sectors.

“Our Ohio acquisition opens the door to four states at once, which is exactly the kind of leverage we look for to boost our strategy,” said Shaun Passley, Ph.D., ZenaTech CEO. “The senior management team at BA Land Professionals brings a total of 40 years of surveying expertise and long-standing relationships across multiple sectors, giving us an established, trusted platform to introduce our drone and LiDAR capabilities into a region with substantial construction, infrastructure, and energy activity. This is our 26th acquisition, reflecting the continued execution of our roll-up strategy as we build a nationwide network of Drone as a Service locations anchored by established customers and revenue.”

BA Land Professionals is a full-service Professional Land Surveying Firm with deep customer relationships in the building and construction, energy, industrial and government sectors. They specialize in land surveying, construction layout, topographic and boundary surveys, ALTA/NSPS surveys, drone and LiDAR mapping, and GPS control services utilizing a variety of the most efficient technologies including robotic total stations, GNSS equipment, drones and scanning technologies.

Ohio presents a significant opportunity for the expansion of ZenaTech’s Drone as a Service operation, supported by the state’s large and diverse base of construction, infrastructure, manufacturing, energy and agricultural activity. The Company plans to target drone-based services including construction progress monitoring and 3D site mapping through its ZenaWorx platform, land surveying and geomatics, utility and powerline inspections, industrial facility, transportation infrastructure, oil and gas infrastructure monitoring, and precision agriculture. ZenaTech believes Ohio’s growing data center, advanced manufacturing, logistics and energy sectors, combined with ongoing infrastructure investment, create substantial opportunities to deploy recurring, technology-enabled drone services that improve project visibility, speed, safety, accuracy and cost efficiency for customers across the state.

ZenaTech’s Drone as a Service platform provides business and government clients with on-demand or subscription-based access to faster and superior turnkey drone-based services provided on site for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of drone ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations as well as its integration of drones and new services.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.